Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration Statement No. 333-199842

XLIT Ltd.

Guaranteed by

XL Group Ltd

€500,000,000 Fixed to Floating Rate Subordinated Notes due 2047

Summary of Terms

Issuer:	XLIT Ltd.

Guarantor:	XL Group Ltd

Expected Issue Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB (Positive) / BBB- (Stable)

Security Type:	Subordinated unsecured fixed to floating rate notes

Trade Date:	June 22, 2017

Settlement Date:	June 29, 2017 (T+5)

Principal Amount:	€500,000,000
Final Maturity Date:	June 29, 2047, provided that the applicable Conditions to Redemption have been satisfied.

Conditions to Redemption:	The “Conditions to Redemption” are satisfied on any day with respect to a scheduled redemption (including the Scheduled Maturity Date and the Final Maturity Date) or a planned purchase of the subordinated notes of a series, if: (i) the redemption or purchase of the subordinated notes would not result in, or accelerate the occurrence of, an Insolvency Event; (ii) the Solvency Capital Requirement is complied with after the repayment or purchase of the subordinated notes; and (iii) the BMA has given, and not withdrawn by such date, its prior consent to the redemption of the subordinated notes and the payment of accrued and unpaid interest and Arrears of Interest (if any) and any Additional Amounts thereon or to the purchase of the subordinated notes; provided, that if under the Group Supervision Rules, no such consent is required at the time in order for the subordinated notes to qualify or continue to qualify, as applicable, as Tier 2 Capital of the Guarantor or the Insurance Group, this subclause (iii) shall not apply. See the prospectus supplement for definitions of “Additional Amounts,” Arrears of Interest,” “BMA,” “Final Maturity Date,” “Group Supervision Rules,” “Insolvency Event,” “Insurance Group,” “Scheduled Maturity Date,” “Solvency Capital Requirement” and “Tier 2 Capital.”

Interest Rate:

From (and including) June 29, 2017 to (but excluding) June 29, 2027 at a rate per annum of 3.250%.

From (and including) June 29, 2027 to (but excluding) the Final Maturity Date, at a rate per annum equal to three-month EURIBOR plus 2.900%.

Interest Payment Dates:

Interest on the notes will be payable annually in arrears on June 29 of each year, beginning on June 29, 2018 and ending on June 29, 2027.

Thereafter, interest on the notes will be payable quarterly in arrears on March 29, June 29, September 29 and December 29 of each year, beginning on June 29, 2027 and continuing through the Final Maturity Date.

Day Count:	From (and including) June 29, 2017 to (but excluding) June 29, 2027, Actual/Actual (ICMA). From (and including) June 29, 2027 to (but excluding) the Final Maturity Date, Actual/360.

Public Offering Price:	99.054%

Reference Mid-swap:	10-year Euro Mid-swap

Reference Mid-swap Rate:	0.713%

Re-offer Spread vs. Mid-swap:	265 bps

Benchmark Bund:	0.250% due February 15, 2027

Benchmark Bund Rate:	0.253%

Re-Offer Spread vs. Benchmark Bund:	311.0 bps

Net Proceeds (Before Expenses) to Issuer:	€492,770,000

Optional Interest Deferral:

The Issuer may defer interest payments on the subordinated notes, from time to time, for one or more periods, so long as no event of default or mandatory deferral event has occurred and is continuing. Any accrued interest, the payment of which is so deferred, so long as such interest remains unpaid, will constitute Arrears of Interest.

During any optional deferral period, the Issuer and the Guarantor and their respective majority-owned subsidiaries will be restricted from making certain payments, as described in the “Description of the Subordinated Notes and Guarantee— Deferral of Interest Payments; Arrears of Interest—Limitation on Restricted Payments” in the prospectus supplement.

Mandatory Interest Deferral:	The Issuer will be required to defer payment of all interest accrued on the subordinated notes as of an interest payment date, if a Solvency Capital Event or an Insolvency Event has occurred and is continuing or would occur if payment of interest accrued on the subordinated notes were made on such interest payment date. Any accrued interest, the payment of which is so deferred, so long as such interest remains unpaid, will constitute Arrears of Interest.

Arrears of Interest	Any unpaid interest on an interest payment date, together with any interest not paid on an earlier interest payment date will, so long as they remain unpaid, constitute “Arrears of Interest”. Arrears of interest shall not themselves bear interest. The Issuer may pay arrears of interest at any time so long no event of default or mandatory deferral event has occurred and is continuing.

Optional Redemption:

Beginning on June 29, 2022 and ending on June 29, 2027, the Issuer may redeem the subordinated notes, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of 100% of the principal amount of the subordinated notes being redeemed, and a “make-whole” amount based on the Remaining Scheduled Payments (as defined in the prospectus supplement) discounted to the redemption date at a rate equal to the Comparable Bond Rate (as defined in the prospectus supplement) plus 50 basis points, and accrued and unpaid interest, if any, to but excluding the redemption date, and any Additional Amounts thereon, provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the redemption payment were made and, if not so satisfied, such redemption will be deferred until such time as the Conditions to Redemption are satisfied.

Beginning on June 29, 2027, and subject to the satisfaction of the applicable Conditions to Redemption, the Issuer may redeem the subordinated notes in whole at any time, or in part from time to time, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed, plus accrued and unpaid interest to, but excluding the redemption date and any Additional Amounts thereon.

At any time after June 29, 2017, and subject to the satisfaction of the applicable Conditions of Redemption, the Issuer may redeem the subordinated notes, in whole but not in part, if 80% or more in aggregate principal amount of the subordinated notes issued on the issue date (excluding any subordinated notes optionally redeemed prior to June 29, 2027) have been redeemed or purchased and cancelled at the time of such election, at a redemption price equal to accrued and unpaid interest on the principal amount of subordinated notes being redeemed to, but excluding, the redemption date, and any Additional Amounts thereon, plus 100% of the principal amount of the subordinated notes to be redeemed.

Specified Event Redemption:	The Issuer may redeem the subordinated notes, in whole but not in part, within 90 days following the occurrence of a Tax Event (as defined in the prospectus supplement) and certain additional amounts, rating methodology and regulatory events, provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the redemption payment were made and, if not so satisfied, such redemption will be deferred until such time as the Conditions to Redemption are satisfied, as described in “Description of the Subordinated Notes and Guarantee—Redemption; Conditions to Redemption—Specified Event Redemption” in the prospectus supplement.

Bermuda Monetary Authority:	In order to reflect the requirements set by the BMA, to permit the subordinated notes to qualify as Tier 2 Capital of the Guarantor or the Insurance Group, each holder of subordinated notes is deemed to agree and acknowledge that the subordinated notes and the guarantee will be subordinated to the claims of all Senior Creditors (as defined in the prospectus supplement) on the terms and to the minimum extent necessary under BMA regulatory requirements. By purchasing the subordinated notes, each holder is deemed to agree and acknowledge that no security of any kind is, or will at any time be, provided by the Issuer, the Guarantor or any of their respective affiliates to secure the rights of holders of the subordinated notes.

Governing Law	Except for certain provisions governed by, and construed in accordance with, the laws of Bermuda, the subordinated notes and the subordinated indenture will be governed by the laws of the State of New York. See “Description of the Subordinated Notes and Guarantee—Governing Law; Consent to Jurisdiction and Service of Process” in the prospectus supplement.

Minimum Denominations:	€100,000 x €1,000

Listing:	Application will be made to list the subordinated notes on the New York Stock Exchange under the symbol “XL/47”.

ISIN / Common Code:	XS1633784183 / 163378418

Joint Book-Running Managers:	Barclays Bank PLC Credit Suisse Securities (Europe) Limited Goldman Sachs & Co. LLC HSBC Bank plc

Co-managers:	Credit Agricole Corporate and Investment Bank MUFG Securities EMEA plc

Investing in the subordinated notes involves a number of risks. See “Risk Factors” beginning on page S-12 of the prospectus supplement.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

It is expected that delivery of the subordinated notes will be made to investors on or about the fifth London business day following the date of this communication (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities and Exchange Act of 1934, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade subordinated notes on the date of this communication or the next London business day will be required, by virtue of the fact that the subordinated notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the subordinated notes who wish to trade the subordinated notes on the date of this communication or the next London business day should consult their advisors.

XLIT Ltd. and XL Group Ltd have filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents XLIT Ltd. and XL Group Ltd have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Barclays Bank PLC toll free at 1-888-603-5847, Credit Suisse Securities (Europe) Limited toll free at 1-800-221-1037, Goldman Sachs & Co. LLC toll free at 1-866-471-2526 or HSBC Bank plc toll free at +44 (0) 20 7991 8888.